EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

($‘s in 000’s)

	December 2012	December 2011	December 2010	December 2009	December 2008
Fixed Charges:

Interest charges (per I/S)	$42,250	$29,332	$16,150	$17,178	$18,852

Less: net amortization of debt discount and premium and issuance expenses	1,685	1,263	547	308	288

Adjusted interest charges	40,565	28,069	15,603	16,870	18,564

Add: Net amortization of debt discount and premium and issuance expense	1,685	1,263	547	308	288

Interest portion of rental charges	6,068	6,262	4,587	4,026	4,145

Total fixed charges	$48,318	$35,594	$20,737	$21,204	$22,997

Earnings:

Pre-tax earnings	$86,204	$273,881	$231,874	$168,827	$192,227

Interest charges	40,565	28,069	15,603	16,870	18,564

Net amortization of debt discount and premium and issuance expense	1,685	1,263	547	308	288

Interest portion of rental charges	6,068	6,262	4,587	4,026	4,145

Total earnings	$134,522	$309,475	$252,611	$190,031	$215,224

Ratio of earnings to fixed charges	2.8	8.7	12.2	9.0	9.4

Note:	Currently amortization of debt discount and premium and issuance expenses are recorded and included within the interest expense line item. The above analysis starts with interest expense per the income statement and then subtracts the amortization figure in order to get to a “true” interest expense amount.